UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________________________________________

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

 ____________________________________________

ANADIGICS, Inc.

(Name of Subject Company)

  ____________________________________________

ANADIGICS, Inc.

(Name of Person Filing Statement)

  ____________________________________________

Common Stock, par value $0.01 per share

(Title of Class of Securities)

032515108

(CUSIP Number of Class of Securities)

 ____________________________________________

 Ronald L. Michels

Chairman and Chief Executive Officer

ANADIGICS, Inc.

141 Mt. Bethel Road

Warren, New Jersey 07059

(908) 668-5000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

W. Raymond Felton

Greenbaum, Rowe, Smith & Davis LLP

P.O. Box 5600

Woodbridge, New Jersey 07095

(908) 549-5600

____________________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 ( “Amendment No. 8”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9; Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on February 3, 2016; Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on February 17, 2016; Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on February 19, 2016; Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on February 22, 2016 ; Amendment No. 5 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on February 24, 2016; Amendment No. 6 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on February 25, 2016; and Amendment No. 7 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on February 29, 2016 (as amended, the “Schedule 14D-9”), relating to the tender offer by Regulus Acquisition Sub, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly-owned subsidiary of II-VI Incorporated, a Delaware corporation (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share, at a purchase price of $0.85 per share, net to the seller in cash without any interest and subject to any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 2, 2016, as amended or supplemented, a copy of which is attached as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Parent and Acquisition Sub with the Securities and Exchange Commission on February 2, 2016 (as amended and supplemented from time to time, the “Schedule TO”), and in the related form of Letter of Transmittal, as amended or supplemented, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 8. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following subsection at the end of such Item 8:

“Expiration of the Offer.

The Offer and withdrawal rights expired at 11:59 P.M., Eastern Time, on March 11, 2016. The depository for the Offer has indicated preliminarily that, as of the expiration of the Offer, a total of 47,782,407 Shares have been validly tendered and not properly withdrawn pursuant to the Offer (not including 4,218,728 Shares tendered pursuant to notices of guaranteed delivery that had not been delivered to the depository for the Offer prior to the expiration of the Offer), representing approximately 52.92% of the outstanding Shares. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied or waived, Purchaser will accept for payment, and expects to pay promptly for, all Shares validly tendered and not properly withdrawn prior to the expiration of the Offer.

As a result of its acceptance of, and following payment for, the Shares tendered in the Offer, Purchaser will have acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, Parent and Purchaser intend to effect the Merger pursuant to Section 251(h) of the DGCL. In the Merger, each Share that is issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent and Shares owned by the Company and any direct or indirect wholly owned subsidiary of the Company, and in each case not held on behalf of third parties, and (ii) Shares owned by stockholders who have perfected and not withdrawn a demand for, or loss their rights to, appraisal pursuant to Section 262 of the DGCL with respect to such Shares) will at the effective time of the Merger be converted into the right to receive the Merger Consideration. Following the Merger, all Shares will be delisted from NASDAQ and deregistered under the Exchange Act.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description

(a)(5)(K)

Press Release issued by the Company on March 14, 2016 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 14, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANADIGICS, Inc.

By:	/s/ Ronald L. Michels
Name: Ronald L. Michels
Title: Chairman and Chief Executive Officer

Dated: March 14, 2016